

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2015

Robert O. Grover
Chief Executive Officer
PCS Edventures!.com, Inc.
345 Bobwhite Court
Suite 200
Boise, ID 83706

> **Re: PCS Edventures!.com, Inc.**
> **Form 10-K for Fiscal Year ended March 31, 2014**
> **Filed June 30, 2014**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2014, September 30, 2014 and December 31, 2014**
> **File No. 0-49990**

Dear Mr. Grover:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year ended March 31, 2014

Item 9(A). Controls and Procedures, page 57

1.   Please refer to Item 307 of Regulation S-K which requires the principal financial officer, or person performing similar functions, to disclose his or her conclusions regarding the effectiveness of your disclosure controls and procedures. We note you have only disclosed the conclusions of your principal executive officer. Please revise to disclose the conclusions of the principal financial officer or person performing similar functions. In this regard, we note your disclosures on page 4 that Ms. Russelee Morton assumed the role of Controller for the Company in February of 2014 and is maintaining the financial operations.

Exhibits 31 and 32

2.   The certifications made pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 that are filed as exhibits 31 and 32 should be made by the principal financial and executive officers or persons performing similar functions. We note that you have only filed the certifications made by your principal executive officer. Based upon your disclosure on page 4 of the Form 10-K, Ms. Russelee Morton assumed the role of Controller for the Company in February of 2014 and is maintaining the financial operations. Please revise to file the certifications required by the principal financial officer or person performing similar functions at the time of filing. Similarly please revise subsequent periodic filings accordingly. Refer to Question 161.06 under our Compliance and Disclosure Interpretations regarding Exchange Act rules which can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm for additional information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

                                    Sincerely,

                                    /s/ Terry French for

                                    Carlos Pacho
                                    Senior Assistant Chief Accountant